                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                SCHEDULE 14D-1/A
                               (Amendment No. 2)
                             Tender Offer Statement
                          Pursuant to Section 14(d)(1)
                     of the Securities Exchange Act of 1934
                                      and
                                 SCHEDULE 13D/A
                               (Amendment No. 2)
                   Under the Securities Exchange Act of 1934

                         REGENCY HEALTH SERVICES, INC.
                           (Name of Subject Company)

                            SUNREG ACQUISITION CORP.
                           SUN HEALTHCARE GROUP, INC.
                                   (Bidders)

                          Common Stock, $.01 par value
                         (Title of Class of Securities)

                                  758934-10-3
                     (CUSIP Number of Class of Securities)

                              Robert Murphy, Esq.
                           Sun Healthcare Group, Inc.
                                101 Sun Lane NE
                         Albuquerque, New Mexico 87109
                           Telephone:  (505) 821-3355
            (Name, Address and Telephone Number of Person Authorized
          to Receive Notices and Communications on Behalf of Bidders)

                                    Copy to:

                             Michael Kennedy, Esq.
                              Steve Camahort, Esq.
                        Brobeck, Phleger & Harrison LLP
                        One Market - Spear Street Tower
                        San Francisco, California 94105
                           Telephone:  (415) 442-0900

                               Page 1 of 7 Pages

 CUSIP NO.   758934-10-3

      NAME OF REPORTING PERSONS:
  1   S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS:
      Sunreg Acquisition Corp.
-------------------------------------------------------------------------------
  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (a)[_]
                                                                         (b)[_]
-------------------------------------------------------------------------------
  3   SEC USE ONLY
-------------------------------------------------------------------------------
  4   SOURCE OF FUNDS
      AF and BK
-------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM
  5   2(e) OR 2(f)                                                          [_]
-------------------------------------------------------------------------------
  6   CITIZENSHIP OR PLACE OR ORGANIZATION
      Delaware
-------------------------------------------------------------------------------
  7   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      4,074,913
-------------------------------------------------------------------------------
  8   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN SHARES  [_]
-------------------------------------------------------------------------------
  9   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)
      25.6% (based on 15,935,300 shares outstanding)
-------------------------------------------------------------------------------
 10   TYPE OF REPORTING PERSON*
      CO

                            PAGE  2  OF  7  PAGES

 CUSIP NO.   758934-10-3


      NAME OF REPORTING PERSONS:
  1   S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS:
      Sun Healthcare Group, Inc.
-------------------------------------------------------------------------------
  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (a)[_]
                                                                         (b)[_]
-------------------------------------------------------------------------------
  3   SEC USE ONLY
-------------------------------------------------------------------------------
  4   SOURCE OF FUNDS
      AF and BK
-------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM
  5   2(e) OR 2(f)                                                          [_]
-------------------------------------------------------------------------------
  6   CITIZENSHIP OR PLACE OR ORGANIZATION
      Delaware
-------------------------------------------------------------------------------
  7   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      4,074,913
-------------------------------------------------------------------------------
  8   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN SHARES  [_]
-------------------------------------------------------------------------------
  9   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)
      25.6% (based on 15,935,300 shares outstanding)
-------------------------------------------------------------------------------
 10   TYPE OF REPORTING PERSON*
      HC

                            PAGE  3  OF  7  PAGES

     Amendment No. 2 to the Tender Offer Statement on Schedule 14D-1 (the "Statement") and Amendment No. 2 to Schedule 13D relating to the offer by Sunreg Acquisition Corp., a corporation organized and existing under the laws of the State of Delaware ("Purchaser") and a wholly owned subsidiary of Sun Healthcare Group, Inc., a Delaware corporation ("Parent"), to purchase all outstanding shares of Common Stock, par value $.01 per share (the "Shares"), of Regency Health Services, Inc., a corporation organized and existing under the laws of the State of Delaware (the "Company"), at a price of $22.00 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in Purchaser's Offer to Purchase dated August 1, 1997 (the "Offer to Purchase") and in the related Letter of Transmittal (which together constitute the "Offer"), copies of which were attached to the Statement as Exhibits (a)(1) and (a)(2), respectively.


ITEM 10.  ADDITIONAL INFORMATION.

     Item 10(b) is hereby amended and supplemented by adding thereto the following:

          Parent had previously been advised that West Virginia's Health Care Cost Recovery Authority (the "Authority") recently concluded that a stock transfer which does not change the provider or have any effect on the administrators, key management staff or licensure status of the facilities located in West Virginia is reviewable under West Virginia's Certificate of Need ("CON") law but that no substantive review is required if appropriate financial information is submitted with respect to the acquiring entity. Parent has subsequently learned that the Authority has decided to no longer take this position with respect to the foregoing and substantive CON review may be required in West Virginia.

     Item 10(f) is hereby amended and supplemented by adding thereto the following:

          As of August 21, 1997, Parent and Retirement Care amended their merger agreement to, among other things, provide for an exchange ratio of 0.52 shares of Parent common stock for each share of Retirement Care common stock.

          On August 27, 1997, Parent issued a press release announcing that it had extended the period during which the Offer will remain open. The Offer will now expire at 12:00 midnight, Eastern Standard Time, on Tuesday, October 7, 1997, unless further extended in the manner described in the related Offer to Purchase. In the same press release, Parent also announced that in connection with the extension of the Offer it had extended the Price Determination Date, the Consent Date and the Expiration Date for the Debt Tender Offer and Consent Solicitation. The new Price Determination Date is 2:00 p.m., Eastern Standard Time, on Wednesday, September 23, 1997, the new Consent Date is 5:00 p.m., Eastern Standard Time, on Wednesday, September 23, 1997, and the new Expiration

                               Page 4 of 7 Pages

     Date is 12:00 midnight, Eastern Standard Time, on Tuesday, October 7, 1997, in each case unless further extended in the manner described in the related Offer to Purchase and Consent Solicitation Statement. Parent also announced that no record date will be set with respect to the Debt Tender Offer and Consent Solicitation. The full text of the press release is set forth in Exhibit (a)(10) and is incorporated herein by reference.

          Notwithstanding any other term of the Offer or the Merger Agreement, Purchaser shall not be required to accept payment or, subject to the aforesaid, to pay for any shares of Common Stock not theretofore accepted for payment or paid for, and (subject to certain provisions of the Merger Agreement) may terminate the Offer if, at any time on or after the date of the Merger Agreement and before the Expiration Date, there exists any of the conditions set forth in subparagraphs (a) through (h) of the Offer to Purchase.


ITEM 11.  MATERIAL TO BE FILED AS EXHIBITS.

     Item 11 is hereby amended by adding the following exhibit:


          (a)(10) Press Release issued by Sun Healthcare Group, Inc. on August 27, 1997.

                               Page 5 of 7 Pages

                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

August 28, 1997                     SUNREG ACQUISITION CORP.


                                    By:   /s/  Robert D. Woltil
                                        -----------------------
                                      Name:   Robert D. Woltil
                                      Title:  Vice President


                                    SUN HEALTHCARE GROUP, INC.


                                    By:   /s/  Robert D. Woltil
                                        -----------------------
                                      Name:   Robert D. Woltil
                                      Title:  Senior Vice President for
                                              Financial Services & Chief
                                              Financial Officer

                               Page 6 of 7 Pages

                                 EXHIBIT INDEX

 Exhibit
   No.                                     Item
   ---                                     ----
 (a)(10)       Press Release issued by Sun Healthcare Group, Inc. on August
               27, 1997.

                               Page 7 of 7 Pages